

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, NC 27703

     **Re:**    **Quintiles Transnational Holdings Inc.**
             **Registration Statement on Form S-1**
             **Filed February 15, 2013**
             **File No. 333-186708**

Dear Mr. Pike:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary

3.  On the first page of your Prospectus Summary, please disclose the following information:
    *   your total liabilities, total assets and shareholder deficit as of December 31, 2012;
    *   that you paid a declared and paid dividends to your shareholders of $567.9 million during 2012;
    *   that net income for your fiscal year ended December 31, 2012 was $177.5 million, or approximately 31.3% of the dividend paid to shareholders during that period; and
    *   that your shareholders are selling shares in this offering.

4.  We note that the first seven pages of your Prospectus Summary are substantially identical to your first seven pages of your Business section.  Please revise your Prospectus Summary to limit your disclosure to a brief overview of the most significant aspects of your business.  See Item 503(a) of Regulation S-K and the instruction thereto.

5.  Throughout your Prospectus Summary, you disclose your expected growth of your company and your market size throughout the world, the United States, Japan and Europe.  On page 27, you disclose your restructuring plans in May 2012, July 2011 and May 2010.  On page F-50, you disclose that your Board approved a restructuring plan in February 2013.   Please expand your Prospectus Summary to balance your discussion of growth with your historical restructuring plans and reductions in force.

6.  Please expand your disclosure on page 2 to define net new business and backlog the first time you use these terms.

7.  Please expand your disclosure on page 8 to quantify the amount of your "substantial indebtedness" and the weighted average interest rate of this indebtedness as of December 31, 2012.

8.  Please revise the Risk Factors section of your summary to disclose the fact that you intend to be a "controlled company," the ramifications of this classification, and the attendant risks to investors.

Risk Factors, page 17

9.  Please revise your disclosure to remove your reference to additional risks and uncertainties not presently known to you or that you currently believe to be immaterial.  It is not appropriate to warn investors about risks and uncertainties that are not known to you or that you currently believe to be immaterial.

10. In the past three years, if you have experienced the type of risk(s) which you have described in any of the below risk factors, please revise each such risk factor to clarify

that you have experienced this risk and, if material, the facts and circumstances of the event.

<u>"Disruptions in the credit and capital markets and unfavorable general economic conditions…"
page 25</u>

11. In this risk factor, you disclose as an example that if your customers have difficulty obtaining necessary financing, they may reduce the projects that they outsource to you or maybe unable to make timely payments to you, which could have a negative impact on your business.  Please revise your disclosure to clarify whether this has occurred in the past three years with any of your customers.  If so, to the extent known, please disclose whether this is frequently the reason for a termination of or inability to make a payment due on a contract.  If available, please quantify the cancellations that are due to inadequate funding and the amount of such payments due to you that are not timely.

<u>"Actions by government regulators or customers to limit a prescription's scope…" page 28</u>

12. You disclose that if you are providing services to customers for drugs that are limited or withdrawn, you could suffer a loss of revenue with negative impacts to your financial results.  Please expand your disclosure to disclose how and why this loss of revenue would occur.

13. You disclose that you may enter into investment arrangements with respect to particular drugs.  Please quantify the aggregate amount of your investments in these arrangements as of December 31, 2012.

<u>"Our substantial debt could adversely affect our financial condition."  page 30</u>

14. Please expand your disclosure in this risk factor to disclose your total liabilities, total assets and shareholder deficit as of December 31, 2012.

<u>"Interest rate fluctuations may affect our results of operations…," page 31</u>

15. Please quantify the total dollar amount of your variable-rate interest debt that is not hedged under this risk factor.

16. Please expand your disclosure to disclose the weighted average interest rate of your indebtedness as of December 31, 2012.

"As a public company, we will become subject to additional laws, regulations…," page 33

17. Please include in this risk factor an estimate of the annual compliance costs you will incur as a result of your reporting obligations as a public company.

Market and Other Industry Data, page 37

18. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. The statements "they do not guarantee the accuracy or completeness of such information," "we have not independently verified the data" and "it is inherently imprecise" appear to imply that you are not taking liability for the industry, market and other data included in your registration statement. Please delete these statements or include a statement specifically accepting liability for these statements.

Use of Proceeds, page 38

19. Please quantify the approximate amount of proceeds that will be used to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holdings in February 2012, including any related fees and expenses.

20. Please separately quantify the amount of proceeds that will be used to pay the term loans under your senior secured credit facilities and the amount of proceeds that will be used for general corporate purposes.

21. We note that you intend to use a portion of proceeds "for general corporate purposes, including supporting . . . strategic growth opportunities in the future." Please revise to disclose each material expenditure that will be included under general corporate purposes and the approximate amount intended to be used for each material expenditure. In addition, if your "strategic growth opportunities" include a potential acquisition of a business, please disclose the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

22. Please disclose the use of proceeds of your $300 million term loan as this appears to have been entered into less than a year from the date this registration statement on Form S-1 was filed.

23. On page 13, you disclose that you declared and paid dividends to your shareholders of $567.9 million during 2012, part of which are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Please revise your disclosure under use of proceeds to note the amount of proceeds that are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds. Similarly, please revise your disclosure on page 10.

Dividend Policy, page 39

24. Please expand your disclosure to disclose the restrictions on your ability to pay dividends rather than cross-referencing to the information.

25. For each fiscal year ended December 31, 2012, 2011 and 2010, please disclose the aggregate dividends paid to shareholders and your net income during the period.

Management's Discussion and Analysis
Acquisitions, page 54

26. For each acquisition, please disclose the acquisition cost and the date the acquisition was completed.

Sources of Revenue, page 54

27. We note your statement that product sales accounted for less than 1% of consolidated service revenues for all periods. Please disclose the percentages of revenue attributable separately to product development, commercialization services, and commercial rights and royalties in this section.

Results of Operations
Backlog, page 55

28. Please disclose the rates at which you realized your backlog potential for each of the years 2012, 2011, and 2010. Please also consider disclosing this information in your prospectus summary.

29. With a view to clarifying your disclosure, please explain the basis for your belief that the conversion of your 2013 backlog into revenue will be at a lower rate than in 2012.

Revenues, page 55

30. With a view to clarifying your disclosure, please explain what factors contributed to greater backlog coverage and growth in net new business in 2012 as compared to 2011; please explain the same for the differences in revenue between 2010 and 2011.

Liquidity and Capital Resources, page 64

31. Please discuss the rationale behind your use of proceeds from Term Loan B, Term Loan B-1 and Holdings Term Loan to pay dividends to your shareholders.

Restrictive Covenants, page 67

32. Please expand your disclosure to disclose all the material covenants of each agreement, including the financial covenants of the agreements.  Similarly, please expand your disclosure starting on page 165.

Application of Critical Accounting Policies
Revenue Recognition, page 70

33. We note your disclosures on page F-12 regarding your recognition of certain contract revenues using the proportional performance method, which presumably is based on the ratio of actual hours or days worked to total estimated hours or days. Discuss how you develop your estimates of total estimated hours or days. Provide analysis of how accurate your estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future.

Share-Based Compensation Expense
Valuation Methodology, page 74

34. We have reviewed your disclosure and have the following comments:

- Quantitatively disclose the significant assumptions utilized in the discounted cash flows approach, and how they were estimated and changed at each valuation date; and
- Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

Business
Our Competitive Strengths
Technology Solutions and Process/Data Capabilities, page 83

35. You disclose that you have obtained or applied for more than 60 patents in connection with the development of your proprietary technology, systems and processes. For each material patent or group of material patents, please expand your disclosure to disclose the duration of the patent(s) and the technology to which the patent(s) relate.  If you do not have any material patents, please revise your disclosure to disclose this fact.

Executive Compensation

Short-Term Incentive Compensation, page 120

36. Similar to your disclosure for the incentive compensation adjustments for Mr. Ratcliff and Dr. Gillings, please expand your disclosure on page 121 to disclose why the Committee decided to increase the base amount for Mr. Gordon, Mr. Mortimer and Dr. Winstanly by 40%, resulting in an award of $553,350 for each of these executives.

Certain Relationships and Related Person Transactions

PharmaBio Development Company, page 154

37. Please indicate in your disclosure whether there are any remaining material rights or obligations between you and PharmaBio or between you and the TPG-Axon Entities relating to PharmaBio. If any such material rights or obligations remain, please describe them in this section.

Management Agreement, page 156

38. Please file the agreement under which you plan to terminate the current Management Agreement as an exhibit to your registration statement as soon as possible.

Index to Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies, page F-8

39. You disclose several business combinations in Note 15. Please tell us why you have not disclosed your accounting policy for business combinations. Refer to ASC 235-10-50-1. Also, please tell us why you reference the purchase accounting method in your disclosure on page F-24.

Long-Lived Assets, page F-10

40. Please disclose the specific method used to amortize the definite-lived identifiable intangible assets.

Employee Stock Compensation, page F-14

41. You provide a range of volatilities for each period presented. Please tell us why you do not disclose the weighted-average expected volatility. Refer to ASC 718-10-50-2-f-2ii.

20. Employee Benefit Plans
Defined Benefit and Contribution Plans, page F-41

42. With respect to the defined benefit and contribution plans, please disclose the following information in accordance with paragraphs f, k, and l ASC 715-20-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters.  Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc:     Via E-mail
        Amy M. Batten, Esq.
        Smith, Anderson, Blount, Dorsett,
        Mitchell & Jernigan, L.L.P.